Filed by Priority Income Fund, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Stira Alcentra Global Credit Fund
Commission File No. 333-213498

Attached hereto is an Investor Presentation.

Priority Income Fund

Income-focused Investments



This material is neither an offer to sell nor the solicitation of an offer to buy any security. Such an offer can be made only by prospectus, which has been filed with the Securities and Exchange Commission and is available at sec.gov, and sold by broker-dealers authorized to do so. This material must be preceded or accompanied by a prospectus for the securities of the issuer described herein. This material must be read in conjunction with the prospectus in order to fully understand the investment objectives, implications, and risks of the offering of securities to which it relates.

Principal underwriting and wholesale distribution services are provided by Provasi Capital Partners LP, an affiliated entity of the cosponsor, as dealer manager. Destra Capital Investments LLC serves as a sub-wholesaler to Provasi. This material has been prepared by Destra on behalf of the issuer. Provasi Capital Partners LP is a member of FINRA/SIPC.

January 31, 2019

Explaining Senior Secured Loans


Senior Secured Loans
Unsecured/
Subordinated Debt
Common &
Preferred Stock

Senior: Senior to other debt obligations (and equity)

Secured: Typically by a first lien on the borrower's assets; also may contain restrictive financial covenants designed to protect investor interests

Income: Ongoing cash interest payments

Characteristics of Senior Secured Loans



Although subject to market risk, senior secured loans have generally experienced lower volatility than non-investment-grade fixed income and equity asset classes.[1]

Key investment provisions:

- Typically the top priority in a company's capital structure
- Senior to unsecured and subordinated corporate bonds, preferred stock, and common equity for payments and collateral recovery
- Typically a first lien on the borrower's assets
- Typically contain restrictive covenants

[1] Morningstar Direct, comparison of Credit Suisse Leveraged Loan Index versus non-investment-grade debt and equity indexes, for the five years ending August 31, 2018.

Characteristics of Senior Secured Loans (continued)



Potential protection from interest rate risk and inflation due to floating rates, unlike corporate bonds, which typically have fixed rates[2]

Documented lower default rates than other fixed income assets[3]

Higher recovery rates after default than unsecured corporate bonds[4]

May reduce volatility as part of a diversified portfolio

Floating Rate: The interest rate that the borrower pays resets periodically and is comprised of a specified credit spread plus LIBOR or the Base Rate.

[2] Subject to LIBOR floors; LIBOR (London Interbank Offered Rate) is the interest rate charged between banks to borrow funds.

[3] Standard & Poor's Capital IQ – LCD Research Commentary Charts, as of 6-30-18.

[4] Moody's Investor Service, Annual Default Study: Corporate Default and Recovery Rates, 1987-2017.

The Fund's Investment Strategy

- The Fund seeks to generate current income and, as a secondary objective, long-term capital appreciation by investing at least 80% of total assets (or net assets plus borrowings) in first-lien senior secured loans and pools of senior secured loans in the primary or secondary markets.
- The Fund will invest in senior secured loans both directly and through investments in broad pools of senior secured loans known as collateralized loan obligations.


First Lien
The typical investment focus of Priority Income Fund, Inc.
Second Lien
Senior Unsecured Bonds
Senior Subordinated Bonds
The typical investment focus of non-listed BDCs

Where the Fund Intends to Invest



The Fund intends to invest in diversified pools of senior secured loans made to medium and large U.S. companies in industries such as:

- Business Equipment and Services
- Consumer Products and Services
- Energy and Power
- Financial Services
- Food and Beverage
- Healthcare
- Industrial and Manufacturing
- Media and Entertainment
- Retail
- Telecommunications

The Fund intends to generally limit exposure in the overall portfolio to approximately 2% in any one company and approximately 10% in any one industry.

Fund's Investment Goal: Generate Income Through a 3-Step Process


POOL OF ASSETS
100–200
Senior Secured Loans
BB/B Average Rating
Broad pools of Senior Secured Loans
1
All Interest Payments
LIABILITIES
Long-term, low-cost, non-recourse financing used to acquire the pool of Senior Secured Loans
2
Remaining Interest
EQUITY
The remaining interest flows to the equity
3

Assets (senior secured loans) make interest payments

Interest payments are used first to pay liabilities

Once liabilities are paid, the interest that remains flows to the equity†

†The equity owner, as the most subordinate position, receives remaining funds after liabilities are paid. Thus, should a decrease in payments occur, it is typically the first position to be affected by the decrease.

Access to Large Fixed Income Managers

Over 150 fixed income managers have issued CLOs since the financial crisis; Priority Income Fund has selected approximately 20 of these managers based on due diligence and historical performance

Top 30 CLO Managers

Ranked by Assets Under Management, as of 6/30/18

Rank	Manager
1	Blackstone / GSO Capital Partners
2	Credit Suisse Asset Management
3	Carlyle Group
4	Prudential Group
5	Ares Management
6	CIFC Asset Management
7	Octagon Credit Investors
8	MJX Asset Management
9	KKR Financial Advisors
10	CVC Credit Partners
11	Voya Alternative Asset Management
12	Och Ziff
13	Golub Capital
14	Sound Point Capital Management
15	Investcorp Credit Management

Rank	Manager
16	Barings
17	Apollo Global Management
18	Alcentra
19	BlackRock
20	Oak Hill Advisors
21	Onex Credit Partners
22	Bain Capital Credit
23	Fortress Investment Group
24	THL Credit Advisors
25	Intermediate Capital Group
26	BlueMountain Capital Management
27	PineBridge Investments
28	LCM Asset Management
29	Neuberger Berman
30	Halcyon Loan Management

Rankings as of June 30, 2018 provided by Creditflux, An Acuris Company. Names highlighted represent managers that have been chosen for investment.

Portfolio Statistics as of September 30, 2018

Distribution Rates	
Annualized Distribution Rate[1]	
Class I Share Class R Share	10.86% 9.99%
Cumulative Cash Distribution Per Share (Since Inception)	$6.98469
Distribution Reinvestment Program*	$13.47 per share

Portfolio Characteristics (estimated)[2]	
Total Capital Raised:	$411 million
Underlying Loans in Portfolio:	2,878
Aggregate Balance of Underlying Loans:	$50.6 billion
Default Rate of Underlying Loans:	0.55%

Share Prices	
Class I Share Price:	$13.81
Class R Share Price:	$15.01

Past performance is neither indicative nor a guarantee of future results. The performance data quoted above represents past performance and includes all applicable Fund fees and expenses. Holdings are subject to change.

*The distribution reinvestment price is subject to change. The Company expects to issue common shares pursuant to the distribution reinvestment plan, or DRP, at the weekly closing conducted on the day of or immediately following each distribution payment date at a price equal to the NAV per common share that is used to determine the offering price of the common shares on the date of such weekly closing portion of the Fund's distributions are from expense support payments provided by the Fund's Adviser that may be subject to repayment by the Fund within three years if certain conditions are met.

[1] The annualized distribution rate is based on the current offering price of a share class. It is calculated by annualizing the sum of all distributions during the preceding 12 months (or since the inception of distributions, if shorter) divided by the offering price of the share class as of the date of publication. A portion of the Fund's distributions over the past 12 months included a return of capital. A significant portion of the Fund's distributions are from expense support payments provided by the Fund's Adviser that may be subject to repayment by the Fund within three years if certain conditions are met. Distributions are not guaranteed. There is no assurance that distributions will be made or that any particular rate of distribution will be maintained.

[2] Data in this section is estimated and based on information compiled from Intex Solutions upon portfolio close at end of quarter and are subject to change.

Priority Income Fund

Portfolio Allocation as of September 30, 2018

Industry Allocation – Top 20 Industries by Exposure



8.21%
8.62%
8.08%
7.14%
6.02%
5.49%
4.48%
4.27%
3.77%
3.72%
3.67%
3.20%
3.07%
2.72%
2.67%
2.64%
2.42%
2.38%
2.04%
1.38%
11.16%

- High Tech Industries
- Healthcare & Pharmaceuticals
- Services: Business
- Banking, Finance, Insurance & Real Estate
- Hotel, Gaming & Leisure
- Telecommunications
- Media: Broadcasting & Subscription
- Retail
- Chemicals, Plastics & Rubber
- Services: Consumer
- Beverage, Food & Tobacco
- Utilities: Electric
- Automotive
- Construction & Building
- Aerospace and Defense
- Media: Advertising, Printing & Publishing
- Capital Equipment
- Containers, Packaging & Glass
- Energy: Oil & Gas
- Media: Diversified & Production
- Other

All data as of September 30, 2018. Portfolio holdings are subject to change.

Portfolio Look-through: Top 10 Senior Secured Loan Issuers by Exposure

Rank	Issuer	Industry	Percentage
1	Asurion	Banking, Finance, Insurance & Real Estate	0.89%
2	Dell International	High Tech Industries	0.84%
3	CenturyLink	Telecommunications	0.69%
4	American Airlines	Transportation: Consumer	0.67%
5	Altice SFRFP	Telecommunications	0.66%
6	First Data	Banking, Finance, Insurance & Real Estate	0.63%
7	TransDigm	Aerospace and Defense	0.61%
8	Texas Competitive Electric	Energy: Electricity	0.57%
9	RPI Finance Trust (Royalty Pharma)	Healthcare & Pharmaceuticals	0.49%
10	Albertson's	Retail	0.48%

Portfolio Manager

PROSPECT

- With nearly three decades of experience in managing credit and alternative investments, Prospect Capital Management, LLC ("Prospect") controls the day-to-day management of the investment portfolio:
  - Origination of investments
  - Servicing and management of investments
- An established asset management firm and registered investment advisor
  - Senior management team has worked together approximately 15 years through multiple economic cycles
  - More than 100 professionals across all functions
- Manages Prospect Capital Corporation, a business development company (BDC) publicly listed on NASDAQ (Ticker: PSEC)
  - More than $6.3 billion of capital under management[1]

Past performance is neither indicative nor a guarantee of future results.

Prospect Capital Management data as of June 30, 2018, except as noted otherwise.

[1] Capital under management includes equity, outstanding indebtedness and undrawn credit facilities as of June 30, 2018.

Portfolio Manager

PROSPECT

- Seasoned investment professionals
  - Senior team members' experience averages over 20 years
  - Significant experience in originating, evaluating, structuring, and investing in senior secured loans and CLOs
  - Investment expertise across all levels of the corporate capital structure
- Focus on safety and capital preservation
  - Disciplined credit analysis and a highly systematic investment process
  - Employs a conservative investment approach focused on current cash income and long-term investment performance
- Broad multi-channel investment origination network
  - Team utilizes market knowledge, experience, and industry relationships to identify attractive investment opportunities

Track Record

- Focus on credit investments including senior secured loans, pools of senior secured loans, unsecured debt and credit-focused energy investments
- Portfolio of $4.8 billion of senior secured loans and CLOs

Past performance is neither indicative nor a guarantee of future results.
Prospect Capital Management data as of June 30, 2018, except as noted otherwise.

DISCLAIMER

Priority Income Fund

Forward-Looking Statements
This presentation contains certain forward-looking statement. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this release. Such factors include those described in the risk factors sections of Priority's and SAGC's respective prospectuses and other reports filed by them with the SEC. Forward-looking statements in this document speak only as of the date on which such statements were made, and none of Priority, Prospect, or SACG undertake any obligation to update any such statements that may become untrue because of subsequent events.

Additional Information and Where to Find It
In connection with the proposed merger of SAGC with and into Priority, Priority and SAGC have filed with the SEC a Registration Statement on Form N-14 that includes a prospectus and a proxy statement on Schedule 14A (collectively, the "Joint Proxy Statement/Prospectus") that will be mailed to shareholders of SAGC following effectiveness of the Registration Statement on Form N-14. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PRIORITY, SAGC, THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders are able to obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC, free of charge, from the SEC's website (www.sec.gov) and from SAGC's website (www.stiraALLternatives.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by contacting SAGC at (877) 567-7264.

Participants in the Solicitation
Priority and SAGC and their respective directors, trustees, executive officers, other members of their management, employees and other persons may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed merger. Information regarding Priority's directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on September 18, 2018 (the "Priority 2018 Proxy Statement"). Information regarding SAGC's trustees and executive officers is available in its final prospectus filed with the SEC on April 30, 2018 (the "SAGC Prospectus"). To the extent holdings of securities by such directors, trustees or executive officers have changed since the amounts disclosed in the Priority 2018 Proxy Statement or the SAGC Prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer, Solicitation, Recommendation or Advice
The information in this presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF ANY OFFERING AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Nothing in this presentation should be construed as a recommendation to invest in any security or consisting of any legal, accounting, tax, regulatory, financial or other advice. Each SAGC shareholder should make its own independent investigation and consult with its own advisors for independent advice as to the legal, tax, regulatory, financial, accounting and other aspects of the proposed merger, as they relate to such SAGC shareholder.